Exhibit 12.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income from continuing operations before income tax expense	$1,746	$1,406	$1,797	$1,703	$1,362
Fixed charges included in income	474	438	401	418	361

Total earnings, as defined	$2,220	$1,844	$2,198	$2,121	$1,723

Fixed charges, as defined:
Interest charges	$457	$425	$388	$404	$346
Rental interest factor	17	13	13	14	15

Total fixed charges, as defined	$474	$438	$401	$418	$361

Ratio of Earnings to Fixed Charges	4.68	4.21	5.48	5.07	4.77